Management's Discussion & Analysis

HyFlex

Endeavour SILVER

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three and nine months ended September 30, 2022 and the related notes contained therein, which were prepared in accordance with IAS34 Interim financial reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR at www.sedar.com, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at www.sec.gov. This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$.") dollars and tabular amounts are expressed in thousands of U.S. dollars unless Canadian dollars (CAN$) are otherwise indicated. This MD&A is dated as of November 3, 2022 and all information contained is current as of November 3, 2022 unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI-43 101"). NI-43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 130.

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour's anticipated performance in 2022, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce (oz), capital expenditures and sustaining capital and the impact of the COVID 19 pandemic on operations. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the ultimate impact of the COVID 19 pandemic on operations and results, fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Three Months Ended September 30			Q3 2022 Highlights	Nine Months Ended September 30
2022	2021	% Change		2022	2021	% Change
			Production
1,458,448	1,305,399	12%	Silver ounces produced	4,132,610	3,427,223	21%
9,194	10,541	(13%)	Gold ounces produced	27,178	32,816	(17%)
1,445,880	1,295,126	12%	Payable silver ounces produced	4,095,696	3,394,103	21%
9,039	10,328	(12%)	Payable gold ounces produced	26,705	32,177	(17%)
2,193,968	2,148,679	2%	Silver equivalent ounces produced(1)	6,306,850	6,052,503	4%
10.32	8.16	27%	Cash costs per silver ounce(2)(3)	10.21	9.59	6%
14.31	13.14	9%	Total production costs per ounce(2)(4)	14.56	15.84	(8%)
20.27	17.46	16%	All-in sustaining costs per ounce (2)(5)	20.24	20.70	(2%)
202,745	222,461	(9%)	Processed tonnes	610,253	673,932	(9%)
131.61	115.57	14%	Direct operating costs per tonne(2)(6)	128.99	116.14	11%
146.30	130.38	12%	Direct costs per tonne(2)(6)	147.65	133.12	11%
13.12	13.98	(6%)	Silver co-product cash costs(7)	14.15	15.86	(11%)
1,144	1,020	12%	Gold co-product cash costs(7)	1,163	1,078	8%
			Financial
39.7	34.6	15%	Revenue ($ millions)	128.2	116.8	10%
1,327,325	699,539	90%	Silver ounces sold	3,647,987	2,443,184	49%
8,852	9,925	(11%)	Gold ounces sold	27,025	30,398	(11%)
19.24	24.56	(22%)	Realized silver price per ounce	22.24	26.26	(15%)
1,678	1,791	(6%)	Realized gold price per ounce	1,827	1,784	2%
(1.5)	(4.5)	(67%)	Net earnings (loss) ($ millions)	(1.8)	14.4	(112%)
(3.1)	(1.5)	106%	Adjusted net earnings (loss) (11) ($ millions)	(1.1)	(5.2)	78%
5.1	8.3	(38%)	Mine operating earnings ($ millions)	29.9	24.1	24%
12.3	13.2	(7%)	Mine operating cash flow before taxes ($ millions)(8)	47.8	43.7	9%
7.3	7.7	(4%)	Operating cash flow before working capital changes(9)	31.6	21.6	46%
7.9	4.4	81%	EBITDA(10) ($ millions)	29.2	44.2	(34%)
101.6	128.7	(21%)	Working capital (12) ($ millions)	101.6	128.7	(21%)
			Shareholders
(0.01)	(0.03)	(67%)	Earnings (loss) per share - basic ($)	(0.01)	0.09	(111%)
0.04	0.04	(14%)	Operating cash flow before working capital changes per share(9)	0.17	0.13	35%
189,241,367	170,432,326	11%	Weighted average shares outstanding	180,655,842	166,201,727	9%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures  and ratios which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, all-in sustaining costs ("AISC") per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 18.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 and 22.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by-product revenues. See Reconciliation to IFRS on page 21.

(5) AlSC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 22 and 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on page 21.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 24.

(8) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 19.

(9) See Reconciliation to IFRS on page 19 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(10) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 20.

(11) Adjusted net earnings include adjustments to net earnings for certain non-cash and unusual items, that in the Company's judgement are subject to volatility as a result of factors that are unrelated to the Company's operation in the period and had a significant effect on reported net earnings.  See Reconciliation to IFRS on page 19.

(12) Working capital is calculated by deducting current liabilities from current assets.  See Reconciliation to IFRS on page 18.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and Nevada, USA. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its initial business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  Investing resources expertise needed to discover new silver ore-bodies, the Company successfully re-opened and expanded these mines to realize their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2016, the Company acquired the El Compas silver-gold mine located in Zacatecas, Mexico, which was operated until August 2021. On September 9, 2022, the Company completed the sale of the El Compas mine to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO") for $5.0 million in cash payments over five years.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico, which was operated until November 2019. On March 17, 2021, the Company signed a definitive agreement to sell the El Cubo mine and related assets to Guanajuato Silver Company Ltd. ("GSilver") (formerly known as VanGold Mining Corp.) for a combination of cash and share payments plus additional contingency payments with completion of the sale on April, 9, 2021.

The Company is advancing the Terronera development project and on September 9, 2021 released a positive feasibility study for the project.  The Company intends to make a formal construction decision, subject to completion of a financing package and receipt of amended permits in the coming months.

On August 31, 2021 the Company acquired the Bruner Property, a gold exploration project, located in Nye County, Nevada.  The Company paid $10 million in cash for 100% of the Bruner Gold Project which includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

On January 12, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project in Durango State, Mexico from SSR Mining Inc. ("SSR") for total consideration of $70 million, consisting of $35 million in common shares and a further $35 million in cash or in common shares at the election of SSR and agreed to by the Company, and a grant of a 1.25% NSR royalty.  The acquisition was completed on July 6, 2022.  Total consideration included 8,577,380 shares of the Company issued on July 6, 2022 and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25,590 at CAN$3.89 per share. The deemed value of the common shares issued, at the time of agreement was $34.9 million.  The fair value of the share consideration at the date of the acquisition was $25,590.

The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures.  In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

As of September 30, 2022, the Company held $69.2 million in cash and $101.6 million in working capital.  Management believes there is sufficient working capital to meet the Company's current obligations.

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REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví and Bolañitos mines. The Company suspended mining operations at the El Compas mine in August 2021 due to exhaustion of reserves and it remained on care and maintenance until the mine was sold on September 9, 2022.

Consolidated Production Results for the Three and Six Months Ended September 30, 2022 and 2021

Three Months Ended September 30			CONSOLIDATED	Nine Months Ended September 30
2022	2021	% Change		2022	2021	% Change
202,745	222,461	(9%)	Ore tonnes processed	610,253	673,932	(9%)
248	204	22%	Average silver grade (gpt)	242	181	34%
90.3	89.3	1%	Silver recovery (%)	87.1	87.2	(0%)
1,458,448	1,305,399	12%	Total silver ounces produced	4,132,610	3,427,223	21%
1,445,880	1,295,126	12%	Payable silver ounces produced	4,095,696	3,394,103	21%
1.60	1.57	2%	Average gold grade (gpt)	1.55	1.70	(9%)
88.4	93.9	(6%)	Gold recovery (%)	89.6	89.3	0%
9,194	10,541	(13%)	Total gold ounces produced	27,178	32,816	(17%)
9,039	10,328	(12%)	Payable gold ounces produced	26,705	32,177	(17%)
2,193,968	2,148,679	2%	Silver equivalent ounces produced(1)	6,306,850	6,052,503	4%
10.32	8.16	27%	Cash costs per silver ounce(2)(3)	10.21	9.59	6%
14.31	13.14	9%	Total production costs per ounce(2)(4)	14.56	15.84	(8%)
20.27	17.46	16%	All in sustaining costs per ounce (2)(5)	20.24	20.70	(2%)
131.61	115.57	14%	Direct operating costs per tonne(2)(6)	128.99	116.14	11%
146.30	130.38	12%	Direct costs per tonne(2)(6)	147.65	133.12	11%
13.12	13.98	(6%)	Silver co-product cash costs(7)	14.15	15.86	(11%)
1,144	1,020	12%	Gold co-product cash costs(7)	1,163	1,078	8%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 18.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 and 22.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on page 21.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 22 and 23.

(6) Direct operating cost per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on page 21.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 24.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

Consolidated Production

Three months ended September 30, 2022 (compared to the three months ended September 30, 2021)

Consolidated silver production during Q3, 2022 was 1,458,448 oz, an increase of 12% compared to 1,305,399 oz in Q3, 2021, and gold production was 9,194 oz, a decrease of 13% compared to 10,454 oz in Q3, 2021.  Plant throughput was 202,745 tonnes at average grades of 248 grams per tonne (gpt) silver and 1.60 gpt gold, compared to 222,461 tonnes grading 204 gpt silver and 1.57 gpt gold in Q3, 2021.  The 12% increase in consolidated silver production, compared to Q3, 2021, is driven by a 13% increase in silver production at the Guanaceví mine and a 2% increase in silver production at the Bolañitos mine, partially offset by the suspension of the El Compas operations. Consolidated gold production decreased by 13% compared to Q3, 2021, primarily due to the suspension of the El Compas operation and an 11% decrease at the Bolañitos mine, partially offset by a 1% increase in gold production at the Guanaceví mine.  The increase in silver and gold production at the Guanaceví mine was driven by a 21% increase in ore silver grade and a 14% increase in ore gold grade, offset by a 7% decrease in throughput with similar silver recoveries and a 4% decrease in gold recoveries. At the Bolañitos mine the increase in silver production was attributable to a 5% increase in ore silver grade offset by a 3% decrease in throughput, with similar recoveries.  The decrease in gold production at the Bolañitos mine was attributable to an 5% decrease in ore gold grade and a 3% decrease in both throughput and gold recoveries.

Nine months ended September 30, 2022 (compared to the nine months ended September 30, 2021)

Consolidated silver production during the nine months ended September 30, 2022 was 4,132,610 oz, an increase of 21% compared to 3,427,223 oz in the same period of 2021, and gold production was 27,178 oz, a decrease of 17% compared to 32,816 oz in the same period of 2021.  Plant throughput was 610,253 tonnes at average grades of 242 grams per tonne (gpt) silver and 1.55 gpt gold, compared to 673,932 tonnes grading 181 gpt silver and 1.70 gpt gold in the same period of, 2021.  The 21% increase in consolidated silver production, compared to 2021, is driven by a 21% increase in silver production at the Guanaceví mine and a 35% increase in silver production at the Bolañitos mine, partially offset by the suspension of the El Compas operations. Consolidated gold production decreased by 17% compared to 2021, primarily due to the suspension of the El Compas operation and a 14% decrease at the Bolañitos mine, partially offset by a 143% increase in gold production at the Guanaceví mine.  The increase in silver and gold production at the Guanaceví mine was driven by a 26% increase in silver grade and a 22% increase in gold grade, with slightly lower throughput and similar recoveries. At the Bolañitos mine the increase in silver production was attributable to a 36% increase in ore silver grade offset with similar throughput and slightly lower recoveries.  The decrease in gold production was attributable to an 14% decrease in ore gold grade.

Consolidated Operating Costs

Three months ended September 30, 2022 (compared to the three months ended September 30, 2021)
Direct operating costs per tonne in Q3, 2022 increased 14% to $131.61 compared with Q3, 2021 due to a reduction in ore tonnes processed and higher operating costs at both Guanaceví and Bolañitos.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs and at Guanaceví, increased third party ore purchased has increased compared to the prior year. Including royalties and special mining duty, direct costs per tonne increased 12% to $146.30.  Compared to Q3, 2021, royalties have increased 5% to $2.8 million with the majority of the increase in Guanaceví. At Guanacevi the increase in royalty expense recognized during Q3, 2022 is due to the increase in ounces sold offset by the reduction in the realized prices.  Decreased profitability resulted in decreased special mining duty from $0.6 million in Q3, 2021 to $0.2 million in Q3, 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Consolidated cash costs per oz, net of by-product credits increased 27% to $10.32 driven by increased direct costs per tonne and a reduction in by-product gold sales, offset by increased silver production.  All-In-Sustaining Costs ("AISC") increased by 16% on a per oz basis compared to Q3, 2021 as a result of the increased cash costs and increased allocated general and administrative costs offset by a slight reduction in sustaining capital expenditures.

Corporate general and administrative expenses included a $0.1 million mark-to-market recovery of cash-settled deferred share units, whereas the mark-to-market recovery was $2.8 million in Q3, 2021, attributable to period end changes in the Company's share price.

On a co-product cash costs basis, silver cost per oz decreased by 6% and gold cost per oz increased 12% compared to the Q3, 2021.  Increase silver production due to improved silver ore grade was offset by higher operating costs and gold co-product cash costs due to the higher operating cost offset by a decrease in proportional costs resulting from decrease gold production.

Nine months ended September 30, 2022 (compared to the nine months ended September 30, 2021)

Direct operating costs per tonne during the nine months ended September 30, 2022 increased 11%, to $128.99 compared with the same period of 2021 due to higher operating costs at both Guanaceví and Bolañitos.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs and at Guanaceví, third party ore purchased has increased compared to the prior year. Including royalties and special mining duty, direct costs per tonne increased 11% to $147.65.  Compared to the nine months period ended September 30, 2021, royalties have decreased 2% to $9.3 million with the decrease primarily due to the recognition of royalties for El Compas in the prior period.  Special mining duty was $2.0 million for the nine months period ended September 30, 2022 compared to $1.9 million in the same period in 2021.

Consolidated cash costs per oz, net of by-product credits increased 6% to $10.21 due to higher direct costs per tonne and lower gold credit offset by increased silver grades.  All-In-Sustaining Costs ("AISC") decreased by 2% on a per oz basis compared to the nine months ended September 30, 2021 as a result of a 21% increase in ounces produced driven by a 34% increase in silver grade, and a decrease in mine site exploration offset by higher cash costs and increased sustaining capital expenditures.

On a co-product cash costs basis, silver cost per oz decreased 11% and gold cost per oz increased 8% compared to the same period of 2021.  Increase silver production due to improved silver ore grade was offset by higher operating costs and gold co-product cash costs increased due to higher operating costs, a reduction in gold production and the average realized gold prices.

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre ("km") length of the prolific Santa Cruz vein.  Guanaceví provides steady employment to over 550 people and engages over 325 contractors.

In July 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  The Company agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the spot silver price. The Company pays a 4% royalty on sales below $15.00 per silver oz, 9% above $15.00 per silver oz, 13% above $20.00 per silver oz, and a maximum of 16% above $25 per silver oz, based on then current realized prices. On December 12, 2021, the Company executed an amendment to the agreement whereby two additional concessions, adjacent to the existing and historic mine workings, were included in the existing agreement.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Production Results for the Three and Nine Months Ended September 30, 2022 and 2021

Three Months Ended September 30			GUANACEVÍ	Nine Months Ended September 30
2022	2021	% Change		2022	2021	% Change
97,728	105,496	(7%)	Ore tonnes processed	292,998	306,021	(4%)
468	387	21%	Average silver grade (g/t)	446	353	26%
90.6	89.5	1%	Silver recovery (%)	87.1	87.3	(0%)
1,332,190	1,174,168	13%	Total silver ounces produced	3,660,190	3,031,626	21%
1,328,193	1,170,645	13%	Payable silver ounces produced	3,649,209	3,022,531	21%
1.29	1.13	14%	Average gold grade (g/t)	1.28	1.05	22%
89.9	94.1	(4%)	Gold recovery (%)	89.6	91.3	(2%)
3,642	3,605	1%	Total gold ounces produced	10,799	9,432	14%
3,631	3,594	1%	Payable gold ounces produced	10,766	9,404	14%
1,623,550	1,462,568	11%	Silver equivalent ounces produced(1)	4,524,110	3,786,186	19%
10.64	10.40	2%	Cash costs per silver ounce(2)(3)	11.03	12.72	(13%)
13.06	12.37	6%	Total production costs per ounce(2)(4)	13.76	15.22	(10%)
17.79	16.12	10%	All in sustaining costs per ounce (2)(5)	18.60	19.76	(6%)
174.69	144.31	21%	Direct operating costs per tonne(2)(6)	166.64	145.33	15%
205.42	176.50	16%	Direct costs per tonne(2)(6)	203.81	180.32	13%
12.17	12.96	(6%)	Silver co-product cash costs(7)	13.13	15.03	(13%)
1,061	945	12%	Gold co-product cash costs(7)	1,079	1,021	6%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 18.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 and 22.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on page 21.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 22 and 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on page 21.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 24.

Guanaceví Production Results

Three months ended September 30, 2022 (compared to the three months ended September 30, 2021)

Silver production at the Guanaceví mine during Q3, 2022 was 1,332,190 oz, an increase of 13% compared to 1,174,168 oz in Q3, 2021, and gold production was 3,642 oz, an increase of 1% compared to 3,605 oz in Q3, 2021.  Plant throughput was 7% lower in Q3, 2022 with 97,728 tonnes at average grades of 468 gpt silver and 1.29 gpt gold, compared to 105,496 tonnes grading 387 gpt silver and 1.13 gpt gold in Q3, 2021. The 13% increase in silver production is due to a 21% increase in silver grades offset by lower throughput and the 1% increase in gold production is due to a 14% increase in gold grades and offset by a 4% decrease in recoveries and a 7% decrease in throughput.  During a portion of Q3, 2022, the plant throughput was slowed due to heavy rainfall in a short, concentrated period during September.  The purchase of third-party ores continued to supplement mine production.

Nine months ended September 30, 2022 (compared to the nine months ended September 30, 2021)

Consolidated silver production during the nine months ended September 30, 2022 was 3,660,190 oz, an increase of 21% compared to 3,031,626 oz in the same period of 2021, and gold production was 10,799 oz, an increase of 14% compared to 9,432 oz in nine months ended September 30, 2021.  Plant throughput was 292,998 tonnes at average grades of 446 grams per tonne (gpt) silver and 1.28 gpt gold compared to 306,021 tonnes at average grades of 353 gpt silver and 1.05 gpt gold in the nine months ended September 30, 2021.  The 4% decrease in throughput was a result of reducing throughput during Q2, 2022 for the installation of a new cone crusher and maintenance of leach tanks and a reduction due to a heavy rainfall in a short, concentrated period in September. The 21% increase in silver production and 14% increase in gold production compared to 2021 is primarily due to the substantially higher grades offset by slightly lower throughput with similar recoveries.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

Guanaceví Operating Costs

Three months ended September 30, 2022 (compared to the three months ended September 30, 2021)

Direct operating costs per tonne for the three months ended September 30, 2022 increased 21% to $174.69 compared with the same period in 2021, resulting from, increased labour, power and consumables costs, and an increase in operating development.  The local third-party ore contributed $20.62 per tonne during Q3, 2022 compared to $21.44 per tonne in Q3, 2021 due to lower precious metals prices offset by increased tonnes and grades.  Including royalty and special mining duty costs, direct cost per tonne increased 16% to $205.42 compared with the same period in 2021. There was an increase in royalty expense recognized during Q3, 2022 due to an increase in ounces sold offset by a reduction in the realized silver price.  Royalty expense increased from $2.6 million to $2.8 million, which are included in cost per tonne and oz metrics.

Cash costs per oz, net of by-product credits, increased 2% to $10.64 compared to $10.40 for the same period in 2021, with the higher direct costs per tonne and a decrease in the gold credit, offset by increased ore grade.  Similarly, AISC per oz increased 10% to $17.79 per oz for the three months ended September 30, 2022, due to increased direct costs, an increased allocation of general and administrative expenses and an increase in capital expenditures offset by increased silver production.

Nine months ended September 30, 2022 (compared to the nine months ended September 30, 2021)

Direct operating costs per tonne in the nine months ended September 30, 2022 increased 15% to $166.64 compared with the same period in 2021, as a result of increased purchase of local third-party ores, increased labour, power and consumables costs, and an increase in operating development.  The local third-party ore contributed $25.64 per tonne during nine-month period in 2022 compared to $21.48 per tonne in the comparable period in 2021 due to increased tonnes and higher grade ore purchased. Including royalty and special mining duty costs, direct cost per tonne increased 13% to $203.81 compared with the same period in 2021. Royalty expense was relatively flat during the nine months ended September 30, 2022 compared to the prior period due to increased ounces sold offset by decreased realized silver prices.  The increased ore grades offset by higher operating costs resulted in the special mining duty payable to the Mexican government being similar to the prior year.

Cash costs per oz, net of by-product credits, decreased 13% to $11.03 compared to $12.72 for the same period in 2021, with the decrease due to increased silver production resulting from increased silver grades and an increase in the gold credit, offset by higher direct costs per tonne. Similarly, AISC per oz decreased 6% to $18.60 per oz for the nine months ended September 30, 2022, due to increased silver production and reduced mine site exploration offset by increased allocated general and administrative expenses and an increase in sustaining capital expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant.  Bolañitos provides steady employment for over 500 people and engages over 160 contractors.

Production Results for the Three and Six Months Ended September 30, 2022 and 2021

Three Months Ended September 30			BOLAÑITOS	Nine Months Ended September 30
2022	2021	% Change		2022	2021	% Change
105,017	107,752	(3%)	Ore tonnes processed	317,255	313,356	1%
43	41	5%	Average silver grade (g/t)	53	39	36%
87.0	87.2	(0%)	Silver recovery (%)	87.4	89.1	(2%)
126,258	123,883	2%	Total silver ounces produced	472,420	350,154	35%
117,687	117,078	1%	Payable silver ounces produced	446,487	328,522	36%
1.88	1.98	(5%)	Average gold grade (g/t)	1.79	2.09	(14%)
87.5	90.6	(3%)	Gold recovery (%)	89.7	90.9	(1%)
5,552	6,215	(11%)	Total gold ounces produced	16,379	19,150	(14%)
5,408	6,029	(10%)	Payable gold ounces produced	15,939	18,641	(14%)
570,418	621,083	(8%)	Silver equivalent ounces produced(1)	1,782,740	1,882,154	(5%)
6.73	(16.82)	140%	Cash costs per silver ounce(2)(3)	3.42	(23.47)	115%
28.41	17.92	(59%)	Total production costs per ounce(2)(4)	21.04	12.65	(66%)
48.21	28.88	67%	All in sustaining costs per ounce (2)(5)	33.66	24.20	39%
91.53	82.97	10%	Direct operating costs per tonne(2)(6)	94.23	79.70	18%
91.28	81.53	12%	Direct costs per tonne(2)(6)	95.79	80.95	18%
15.71	15.22	3%	Silver co-product cash costs(7)	16.71	15.36	9%
1,369	1,110	23%	Gold co-product cash costs(7)	1,373	1,044	32%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 18.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 21 and 22.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on page 21.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 22 and 23.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on page 21.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on page 24.

Bolañitos Production Results

Three months ended September 30, 2022 (compared to the three months ended September 30, 2021)

Silver production at the Bolañitos mine was 126,258 oz in Q3, 2022, an increase of 2% compared to 123,883 oz in Q3, 2021, and gold production was 5,552 oz in Q3, 2022, a decrease of 11% compared to 6,215 oz in Q3, 2021.  Plant throughput in Q3, 2022 was 105,0174 tonnes at average grades of 43 gpt silver and 1.88 gpt gold, compared to 107,752 tonnes at average grades of 41 gpt silver and 1.98 gpt gold in Q3, 2021.  The 2% increase in silver production and 11% decrease in gold production compared to Q3, 2021 is primarily due to the fluctuations of ore grades from accessing different areas of the mine. There was a 5% increase in silver grades and a 5% decrease in gold grades, a 3% reduction in throughput, similar silver recoveries and a 3% reduction in gold recoveries.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

Nine months ended September 30, 2022 (compared to the nine months ended September 30, 2021)

Silver production at the Bolañitos mine was 472,420 oz in the nine months ended September 30,  2022, an increase of 35% compared to 350,154 oz in the same period of 2021, and gold production was 16,379 oz in the nine months ended September 30,  2022, a decrease of 14% compared to 19,150 oz in the same period of 2021.  Plant throughput in the nine months ended September 30, 2022 was 317,255 tonnes at average grades of 53 gpt silver and 1.79 gpt gold, compared to 313,356 tonnes at average grades of 39 gpt silver and 2.09 gpt gold.  The 35% increase in silver production and 14% decrease in gold production compared to the first nine months of 2021 is primarily due to the fluctuations of ore grades from accessing different areas of the mine. There was a 36% increase in silver grades and a 14% decrease in gold grades with similar throughput and recoveries.

Bolañitos Operating Costs

Three months ended September 30, 2022 (compared to the three months ended September 30, 2021)

Direct costs per tonne in Q3, 2022 increased 12% to $91.28 per tonne, primarily due to increased labour, power and consumables, increased operating development costs and a 3% decrease in throughput tonnes compared to the same period in 2021.  Cash costs net of by-product credits, were $6.73 per oz of payable silver in Q3, 2022 compared to negative $16.82 per oz in Q3, 2021 due to the increased costs compared to the same period in the prior year, offset by an increase in gold credit due to an increase in the ounces sold during the period.  AISC increased in Q3, 2022 to $48.21 per oz primarily due to an increase in cash costs net of by-product and an increase in allocated general and administrative expenses, partially offset by a decrease in sustaining capital expenditures.

On a co-product cash costs basis, silver cost per oz increased 3% compared to Q3, 2021 and gold co-product costs increased 23% to $15.71 per silver oz and $1,369 per gold oz, respectively. The increases in the silver cost on a co-product basis were primarily driven by the higher direct costs per tonne offset by higher silver grades and the increase in the gold co-product cost was driven by the higher operating costs and the 5% decrease in gold grade.

Nine months ended September 30, 2022 (compared to the nine months ended September 30, 2021)

Direct costs per tonne for the first nine months of 2022 increased 18% to $95.79 per tonne, primarily due to increased labour, power and consumables and increased operating development costs offset with a slight increase in throughput tonnes compared to the same period in 2021.  Cash costs, net of by-product credits, were $3.42 per oz of payable silver compared to negative $23.47 per oz in the same period in 2021 due to the increased costs and a 14% reduction in the gold grade.  AISC increased 39% to $33.66 per oz primarily due to the increase in cash costs net of by-product credit partially offset by a decrease in sustaining capital expenditures.

On a co-product cash costs basis, silver cost per oz increased 9% compared to 2021 and gold co-product costs increased 32% to $16.71 per silver oz and $1,373 per gold oz, respectively. The increases in the silver cost on a co-product basis were primarily driven by the higher direct costs per tonne offset by 36% higher silver grades and the increase in the gold co-product cost was driven by the higher operating costs and the 14% decrease in gold grade.

EL COMPAS OPERATIONS

The El Compas operation is a small but high grade, permitted gold-silver mine with a small leased flotation plant in the historic silver mining district of Zacatecas.  The leased floatation plant has a nominal plant capacity of 250 tpd.

El Compas employed close to 200 people and engaged over 55 contractors until the suspension of operations in mid-August 2021 as the mineral reserves were exhausted.  The mine, plant and tailings facilities remained on short term care and maintenance until September 9, 2022 when the sale of the mine was completed.  The Company continues to hold the regional Calicanto and Veta Grande exploration properties.

Pursuant to the sale agreement, Grupo ROSGO will pay the Company $5 million over five years.

Temporary closure costs were $0.2 million and $0.6 million for the three and nine months ended September 30, 2022 respectively.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 km northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

Feasibility Study

Wood PLC completed an independent Feasibility Study ("FS") which has an effective date of September 9, 2021 and the full report was filed on SEDAR and EDGAR and posted to the Company's website on October 25, 2021.

The FS base case assumed a silver price of $20 per oz and a gold price of $1,575 per oz with an implied 79:1 silver to gold ratio, and a Mexico peso to U.S. dollar exchange rate of 20:1. At base case prices, the improved economics estimated an after-tax net present value of $174.1 million at a 5% discount rate, internal rate of return of 21.3%, and payback period of 3.6 years.  Initial capital expenditures were estimated to be $175 million with capital expenditures during production estimated to be $108.5 million. The 12-year life of mine was estimated to produce an average of 3.3 million silver oz and 32,874 gold oz per year generating $476 million pre-tax, $311 million after-tax, free cash flow over the life of the project.

Preconstruction Activities

The Company has commenced initial earthworks and the procurement of long lead items and intends to make a formal construction decision, subject to completion of a financing package and receipt of additional amended permits, in the coming months. While the Company continues to advance financial due diligence, the Board has approved and elected to de-risk various aspects of the project in a deliberate and disciplined manner to minimize risk towards a construction decision at the appropriate time.

A budget of $23.0 million was approved for January to July 2022 to continue to advance the site clearing, preparations for initial earthworks, a temporary and permanent camp, road construction and procuring of long lead items.  An additional budget of $18.0 million was approved for August to December 2022 for detailed engineering, mine portal development, the continuation of road construction, earthworks, permanent camp and procurement of long lead items.

The Company re-classified the Terronera Project from an exploration and evaluation project to a development project in September 2021 and has subsequently invested $34.8 million on land acquisition, initial development and capital assets to advance development and $8.0 million on exploration and evaluation activities and administrative costs.

During 2022, the company has spent $28.6 million at the Terronera Project, including $5.8 million of advances to contractors and vendors and $5.6 million on exploration and evaluation activities and administrative costs. The Company's progress on predevelopment activities are as follows:

  On-Site Delivery of Mobile Mining Equipment - Since Q3 2021, the Company has received 30 Sandvik and Getman mobile mine units including three development jumbos, three bolters, three scoops, three dump trucks, four scissor lifts, and other support equipment such as pallet handlers and cranes. The Company expects to receive the remaining three equipment items (emulsion explosives chargers) to be delivered in Q4 2022. With the orders complete, equipment required for mine development will be delivered.
  Major Equipment Purchases - Major mill equipment has been ordered. The Company expects delivery in H1 2023 of the SAG mill, primary crusher, wet vibrating screens, and concentrate bagging/weighing system, and the arrival of a pebble crusher.
  Earthworks - At the south end of the mill site, work commenced on site clearing and initial earthworks. Additionally, site preparation began at Portal #2 in advance of underground mine access development. The Company continued work to upgrade a community road, which will be used to access the mill site and mine portals.
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

  Initial Project Infrastructure - Construction began on the temporary mine maintenance shop, schedule for completion in Q4 2022. Work began to prepare the area for permanent camp facility that will accommodate 550 personnel; the Company expects the permanent camp will be operational in H1, 2023.

The Company continues to further evaluate cost benefit initiatives and technologies to further enhance the operating flexibility of the project and economics during the construction preparation phase.

EXPLORATION RESULTS

In 2022, the Company plans to spend $13.0 million drilling 50,000 metres on brownfields targets, greenfields exploration and development engineering across its portfolio of mines and properties. At the Guanaceví mine 11,000 metres of core drilling were planned at a cost of $1.8 million and at the Bolañitos mine 10,000 metres of core drilling were planned at a cost of $1.5 million to replace reserves and expand resources.

At the Terronera development project management intends to invest $1.9 million including 11,000 metres planned to test multiple regional targets identified in 2021 to expand resources within the district.  At the Parral project in Chihuahua state, 7,000 metres are planned at a cost of $1.7 million to delineate existing resources, expand resources and test new targets.

In Chile, management intends to invest $1.5 million to test the Aida exploration project located in the northern Chile Region II along the Argentina border accessible by paved highway and dirt road.  The Company plans to drill 3,000 metres to test a manto target with significant silver-manganese-lead-zinc anomaly at surface in Q4 2022.  Additionally, the Company plans to advance mapping, sampling and surface exploration on its other exploration projects in Chile, estimated to cost $0.9 million including administration costs in the country.

At the Bruner project, management initially planned to invest $1.9 million to evaluate and verify historical data to define a current resource, map and sample new targets and drill 3,000 metres verifying historical data and testing new targets.

At the recently acquired Pitarrilla project management plans on investing $1.8 million on exploration activities to verify the historical data and define a current resource.

At Guanaceví, the Company drilled 7,998 metres in 30 holes at a total expense of $1.0 million to delineate the extension El Curso ore bodies. Drilling confirmed expectations and intersected significant mineralization with similar ore grades and vein widths to historical results.

At Bolañitos, the Company drilled 5,874 metres in 28 holes at total expense of $0.6 million to target the Tepetateras, La Cuesta, Gina and Maru veins and drilled 3,348 metres in 10 holes at a total expense of $0.3 million to target the Virginia, Karina, Fernanda and Daniela veins, all located in Bolanitos South.  The Company intersected significant mineralization with ore grades over mineable widths.

At Terronera, the drill program targeted the regional area acquired in 2020.  A total of 8,228 metres were drilled in 29 holes at a total expense of $1.3 million.  Surface drilling was conducted on the Coral vein which is located south of the Los Cuates vein, which is approximately 10 km to the northwest of the Terronera Project, and on the Pena Gorda, Los Negros, Tablones and El Tajo veins located in the Real Alto area at the southern end of the project area. Assays returned various amounts of mineralization requiring interpretation and follow up.

At Parral, the Company drilled 40 holes totalling 9,797 metres, with a cost of $1.6 million targeting various areas of the Veta Colorada and San Patricio veins. Drilling confirmed expectations in a number of areas, intersecting significant mineralization with meaningful vein widths. Management will continue the exploration program in 2022 with the intention to expand the resource estimate published in December 2019 and initiate an economic study in 2023.

In Chile, the Company completed initial exploration activities on early stage exploration properties and preparatory work to drill Aida in Q4, 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

At Bruner, the Company conducted sampling and geological mapping activities, however will not execute the initial exploration plan due to the current economic environment and the focus on the recently acquired Pitarrilla project.

CONSOLIDATED FINANCIAL RESULTS

Three months ended September 30, 2022 (compared to the three months ended September 30, 2021)

In Q3, 2022, the Company's mine operating earnings were $5.1 million (Q3, 2021 - $8.3 million) on net revenue of $39.6 million (Q3, 2021 - $34.6 million) with cost of sales of $34.5 million (Q3, 2021 - $26.3 million).

In Q3, 2022, the Company had an operating loss of $1.3 million (Q3, 2021 - operating earnings of $3.0 million) after exploration and evaluations costs of $4.0 million (Q3, 2021 - $4.7 million), general and administrative expense of $2.2 million (Q3, 2021 - expense recovery $0.5 million), and care and maintenance expense of $0.2 million (Q3, 2021 - $0.4 million).  In the three months ended September 30, 2021 operating earnings included $0.7 million in severance costs related to the suspension of the operations at the El Compas mine.

The earnings before taxes for Q3, 2022 was $1.7 million (Q3, 2021 - loss $0.8 million) after finance costs of $0.3 million (Q3, 2021 - $0.2 million), a foreign exchange gain of $0.8 million (Q3, 2021 -foreign exchange loss of $1.2 million), gain on assets disposal of $2.8 million (Q3, 2021 -$Nil) and investment and other expense of $0.3 million (Q3, 2021 -$2.4 million). The Company realized a net loss for the period of $1.5 million (Q3, 2021 -$4.5 million) after an income tax expense of $3.2 million (Q3, 2021 - $3.7 million).  In Q3, 2022 earnings were impacted by a $1.1 million mark-to-market adjustment resulting in an unrealized loss on investments included in investment and other expense (Q3, 2021 - $3.0 million).

Net revenue of $39.6 million in Q3, 2022, net of $0.7 million of smelting and refining costs, increased by 14% compared to $34.6 million, net of $0.4 million of smelting and refining costs, in Q3, 2021.  Gross sales of $40.4 million in Q3, 2022 represented a 15% increase over the $35.0. million for the same period in 2021. Silver oz sold increased 90% due to both a 12% increase in silver production and a significantly smaller buildup of finished goods inventory during Q3, 2022 compared to Q3, 2021.  There was a 22% decrease in the realized silver price resulting in a 48% increase to silver sales. Gold oz sold decreased 11% with a 6% decrease in realized gold prices resulting in a 16% decrease in gold sales.  The decrease in gold sales is primarily driven by the decreased gold grades at the Bolañitos mine and the suspension of production from the El Compas mine.  During the period, the Company sold 1,327,325 oz silver and 8,852 oz gold, for realized prices of $19.24 and $1,678 per oz, respectively, compared to sales of 699,539 oz silver and 9,925 oz gold, for realized prices of $24.56 and $1,791 per oz, respectively, in the same period of 2021. For the three months ended September 30, 2022, the realized prices of silver and gold were within 3% of the London spot prices. Silver and gold London spot prices averaged $19.23 and $1,729, respectively, during the three months ended September 30, 2022.

The Company increased its finished goods silver and finished goods gold inventory to 1,530,319 oz silver and 3,353 oz gold, at September 30, 2022 compared to 1,411,764 oz silver and 3,167 oz gold at June 30, 2022.  The cost allocated to these finished goods was $22.1 million at September 30, 2022, compared to $20.8 million at June 30, 2022 and $18.3 million at September 30, 2021.  At September 30, 2022, the finished goods inventory fair market value was $34.7 million, compared to $34.5 million at June 30, 2022.

Cost of sales for Q3, 2022 was $34.5 million, an increase of 31% over the cost of sales of $26.3 million for Q3, 2021.  The cost of sales in Q3, 2022 was impacted by increased input costs and slightly impacted by the delay in recognition of costs associated with the increase in the quantity of silver ounces in finished goods at the end of the period. Overall costs for Q3, 2022 were impacted by higher labour, power and consumables costs as the Company is experiencing significant inflationary pressures.  During Q3, 2022, the Company also recorded an allowance on the valuation of warehouse inventory of $1.3 million (Q3, 2021 - Nil).

Exploration and evaluation expenses were $4.0 million, decrease of 15% compared to $4.7 million incurred in the same period of 2021 primarily due to the timing of exploration activities.  General and administrative expenses increased to $2.2 million in Q3, 2022 compared to an expense recovery of $0.5 million for the same period of 2021 primarily due to the mark-to-market impact of cash-settled director's deferred share units, which comparatively decreased costs by $2.6 million while labour, legal and investor relations costs increased incrementally.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

The Company incurred a foreign exchange gain of $0.8 million in Q3, 2022 compared to a foreign exchange loss of $1.2 million in Q3, 2021 due to timing of the settlements of the working capital balances and a slight strengthening of the Mexican peso at the end of the quarter compared to a weakening of the Mexican peso at the end of Q3, 2021. The Company incurred $0.3 million in finance charges primarily related to mobile equipment purchased compared to $0.2 million in the same period in 2021 due to an increase in financed mine equipment.  The Company recognized $0.3 million in investment and other expenses compared to $2.4 million in investment and other expenses in Q3, 2021 primarily resulting from recognizing an unrealized loss on marketable securities and warrants of $1.1 million (Q3, 2021 - loss of $3.0 million), $0.4 million in interest income (Q3, 2021 - $0.1 million), $0.3 million in royalty income (Q3, 2021 - $0.2 million) and $0.1 million in other income (Q3, 2021 - $0.3 million).  In 2022, the Company also recognized a gain of $2.7 million on the sale of the El Compas mine.

Income tax expense was $3.2 million in Q3, 2022 compared to $3.7 million in Q3, 2021.  The $3.2 million tax expense is comprised of $1.2 million in current income tax expense (Q3, 2021 - $0.7 million) and $2.0 million in deferred income tax expense (Q3, 2021 - $3.0 million). The current income tax expense consists of $0.2 million of special mining duty taxes and $1.0 million of income taxes. The deferred income tax expense of $2.0 million is primarily due to the use of loss carry forwards to offset taxable income generated at the Guanaceví and Bolañitos operations.

Nine months ended September 30, 2022 (compared to the nine months ended September 30, 2021)

For the nine-month period ended September 30, 2022, the Company's mine operating earnings was $29.9 million (2021 - $24.1 million) on net revenue of $128.2 million (2021 - $116.8 million) with cost of sales of $98.3 million (2021 - $92.7 million).

The Company had operating earnings of $10.0 million (2021 - $18.2 million) after exploration and evaluation costs of $11.0 million (2021 - $13.8 million), general and administrative costs of $7.8 million (2021 - $7.3 million), a write off of exploration properties of $0.5 million (2021 - $Nil) and care and maintenance expense for the El Compas mine of $0.6 million (2021 - $0.9 million for the Compas and El Cubo mines ).  In the nine months ended September 30, 2021 operating earnings included an impairment reversal of $16.8 million as a result of the valuation assessment done as a result of the El Cubo mine and related assets a liabilities classification as held for sale and $0.7 million in severance costs related to the suspension of the operations at the El Compas mine.

The earnings before taxes were $11.8 million (2021 – $24.2 million) after finance costs of $0.9 million (2021 – $0.7 million), a foreign exchange gain of $1.4 million (2021 – foreign exchange loss of $1.2 million) and investment and other expense of $1.4 million (2021 – investment and other income $2.1 million).  In the nine months ended September 30, 2021 earnings before taxes included a gain on disposal of the El Cubo assets of $5.8 million. The Company realized net loss for the period of $1.8 million (2021 – net earnings of $14.4 million) after an income tax expense of $13.5 million (2021 – $9.7 million).

Net revenue of $128.2 million in for the nine months of 2022, net of $2.3 million of smelting and refining costs, increased by 10% compared to $116.8 million, net of $1.6 million of smelting and refining costs in 2021.  Gross sales of $130.5 million in 2022 represented an 10% increase over the $118.4 million for the same period in 2021. There was a 49% increase in silver ounces sold, due to both a 21% increase in silver production and a significantly larger buildup of finished goods inventory at Q3, 2022 compared to Q3, 2021 and a 15% decrease in the realized silver price resulting in a 26% increase to silver sales. There was a 11% decrease in gold ounces sold with a 2% increase in realized gold prices resulting in a 9% decrease in gold sales.  The decrease in gold sales is primarily driven by the decreased gold grades at the Bolañitos mine and the suspension of production from the El Compas mine. During the period, the Company sold 3,647,987 oz silver and 27,025 oz gold, for realized prices of $22.24 and $1,827 per oz respectively, compared to sales of 2,443,184 oz silver and 30,398 oz gold, for realized prices of $26.26 and $1,784 per oz, respectively, in the same period of 2021. For the nine months ended September 30, 2022, the realized prices of silver and gold were within approximately 2% and 1% respectively to London spot prices. During the same period, silver and gold spot prices averaged $21.92 and $1,824, respectively.

The Company increased its finished goods silver inventory and reduced its finished goods gold inventory to 1,530,319 oz and 3,353 oz, respectively at September 30, 2022 compared to 1,082,610 oz silver and 3,674 oz gold at December 31, 2021.  The cost allocated to these finished goods was $22.1 million at September 30, 2022, compared to $15.6 million at December 31, 2021 and $18.3 million at September 30, 2021.  At September 30, 2022, the finished goods inventory fair market value was $34.7 million, compared to $31.7 million at December 31, 2021 and $29.2 million at September 30, 2021.

Cost of sales for 2022 was $98.3 million, an increase of 6% over the cost of sales of $92.7 million for the same period of 2021.  Overall costs for 2022 were impacted by higher labour, power and consumables costs as the Company is experiencing significant inflationary pressures.  The cost of sales in 2022 was also impacted by the delay in recognition of costs associated with the increase in the quantity of silver ounces in finished goods at the end of the period. Royalties were flat due to the timing of sales and the reduction in the realized silver price. During 2022, the Company also recorded an allowance on the valuation of warehouse inventory of $1.3 million (2021 - $0.3 million write down of finished goods inventory).

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

Exploration and evaluation expenses decreased in 2022 to $11.0 million from $13.8 million for the same period of 2021 primarily based on timing of exploration programs and prior period additional expenditures to advance the Terronera Feasibility Study.  General and administrative expenses increased to $7.8 million in 2022 compared to $7.3 million for the same period of 2021, due to overall increases in direct general and administrative costs of $0.3 million, $0.2 million increase in share-based compensation and $0.1 million increase in salaries, wages and benefits.

The Company incurred a foreign exchange gain of $1.3 million in 2022 compared to a foreign exchange loss of $1.2 million in 2021 due to timing of the settlements of the working capital balances and a slight strengthening of the Mexican peso at September 30, 2022 compared to December 31, 2021, which resulted in higher valuations of peso denominated tax receivables and cash balances.  During the prior period there was a weakening of the Mexico peso at September 30, 2021 compared to December 31, 2020 resulting in lower valuations The Company incurred $0.9 million in finance charges primarily related to loans for mobile equipment purchases compared to $0.7 million in the same period in 2021, due to changes in the outstanding loan balances. The Company recognized $1.4 million in investment and other expenses compared to $2.1 million in investment and other income in 2021 primarily resulting from a loss on marketable securities and warrants of $3.4 million (2021 - gain of $0.8 million), $0.8 million in interest income (2021 - $0.6 million), $0.5 million in royalty income (2021 - $0.4 million) and $0.5 million in other income (2021 - $0.3 million).  In 2022, the Company also recognized a gain of $2.7 million on the sale of the El Compas mine. and 2021, the Company recognized a gain on the sale of the El Cubo mine of $5.8 million.

Income tax expense was $13.5 million in 2022 compared to an income tax expense of $9.7 million in 2021.  The $13.5 million tax expense is comprised of $3.5 million in current income tax expense (2021 - $2.5 million) and $10.0 million in deferred income tax expense (2021 - $7.2 million). The current income tax expense consists of $1.5 million of special mining duty taxes and $2.0 million of income taxes. The deferred income tax expense of $10.0 million is primarily due to the use of loss carry forwards to offset taxable income generated at the Guanaceví and Bolañitos.

The recoverable amounts of the Company's cash-generating units ("CGUs"), which include mining properties, plant and equipment, are determined at the end of each reporting period, if impairment indicators are identified.  In previous years, prolonged commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGU's value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

During Q1, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were classified as held for sale and immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were remeasured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million, were reversed resulting in a $16.8 million impairment reversal.  During Q2, 2021 the sale of the El Cubo assets was completed with a gain on disposal of $5.8 million.  The reclamation provision for the El Cubo mine of $4.6 million transferred to VanGold upon acquisition of the related mining concessions.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below.  We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ration is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning.  The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets.  Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS.  The measure is intended to assist readers in evaluating our liquidity.

Expressed in thousands US dollars	As at September 30, 2022	As at December 31, 2021

Current assets	$139,925	$161,762
Current liabilities	38,307	40,554
Working capital	$101,618	$121,208

Adjusted earnings and adjusted earnings per share ("EPS") are non-IFRS measures that supplement information to the Company's consolidated financial statements.  The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance.  The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual item, and items that in the Company’s judgement are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period.  Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same. The following table provides a detailed reconciliation of net income as reported in the Company’s financial statement to adjusted earnings and adjusted earnings per share.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for share numbers and per share amounts)	2022	2021	2022	2021
Net earnings (loss) for the period per financial statements	($1,499)	($4,479)	($1,760)	$14,426
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	-	(5,807)
Gain on disposal of El Compas mine and equipment, net of tax	(2,733)	-	(2,733)	-
Change in fair value of investments	1,097	2,959	3,366	2,968
Adjusted net earnings (loss)	($3,135)	($1,520)	($1,127)	($5,204)
Basic weighted average share outstanding	189,241,367	170,432,326	180,655,842	166,201,727
Adjusted net earnings (loss) per share	($0.02)	($0.01)	($0.01)	($0.03)

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties.  Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Mine operating earnings per financial statements	$5,129	$8,277	$29,870	$24,146
Share-based compensation	113	105	353	334
Amortization and depletion	5,753	4,843	16,234	18,963
Write down of inventory to net realizable value	$1,323	-	1,323	272
Mine operating cash flow before taxes	$12,318	$13,225	$47,780	$43,715

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
(except for per share amounts)	2022	2021	2022	2021
Cash from (used in) operating activities per financial statements	$7,417	($153)	$10,602	$5,391
Net changes in non-cash working capital per financial statements	85	(7,808)	(20,957)	(16,168)
Operating cash flow before working capital changes	$7,332	$7,655	$31,559	$21,559
Basic weighted average shares outstanding	189,241,367	170,432,326	180,655,842	166,201,727
Operating cash flow before working capital changes per share	$0.04	$0.04	$0.17	$0.13

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.  Management uses EBITDA for this purpose.  EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.  EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS.  Other companies may calculate EBITDA and Adjusted EBITDA differently.

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.  During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Net earnings (loss) for the period per financial statements	($1,499)	($4,479)	($1,760)	$14,426
Depreciation and depletion - cost of sales	5,753	4,843	16,234	18,963
Depreciation and depletion - exploration	143	87	348	238
Depreciation and depletion - general & administration	57	30	156	102
Depreciation and depletion - care & maintenance	10	21	70	25
Depreciation and depletion - inventory write down	-	-	-	6
Finance costs	194	195	583	702
Current income tax expense	1,186	659	3,526	2,476
Deferred income tax expense	2,053	3,017	10,027	7,260
EBITDA	$7,897	$4,373	$29,184	$44,198
Share based compensation	760	725	3,259	2,918
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	-	(5,807)
Gain on disposal of El Compas mine and equipment, net of tax	(2,733)	-	(2,733)	-
Change in fair value of investments	1,097	2,959	3,366	2,968
Adjusted EBITDA	$7,021	$8,057	$33,076	$27,486

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios are similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty.  Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories.  Total production costs include all cash costs plus amortization and depletion, changes in amortization and depletion in finished goods inventory and site share-based compensation.  Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced.  Direct operating cost per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes.  The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

Expressed in thousands US dollars	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$15,156	$9,354	$24,510	$9,299	$6,692	$2,648	$18,639
Smelting and refining costs included in net revenue	-	744	744	-	350	42	392
Opening finished goods	(16,164)	(681)	(16,845)	(6,985)	(408)	(1,145)	(8,538)
Finished goods NRV adjustment	-	-	-	-	-	-	-
Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Direct operating costs	17,072	9,612	26,684	15,224	8,940	1,545	25,709
Royalties	2,762	59	2,821	2,595	48	55	2,698
Special mining duty (1)	241	(85)	156	801	(203)	-	598
Direct costs	20,075	9,586	29,661	18,620	8,785	1,600	29,005
By-product gold sales	(5,237)	(9,615)	(14,852)	(7,673)	(7,827)	(2,274)	(17,774)
Opening gold inventory fair market value	4,662	1,061	5,723	3,349	633	1,038	5,020
Closing gold inventory fair market value	(5,368)	(240)	(5,608)	(2,127)	(3,560)	-	(5,687)
Cash costs net of by-product	14,132	792	14,924	12,169	(1,969)	364	10,564
Amortization and depletion	3,119	2,634	5,753	1,683	3,071	89	4,843
Share-based compensation	56	57	113	44	45	16	105
Opening finished goods depreciation and depletion	(3,733)	(199)	(3,932)	(1,333)	(220)	(30)	(1,583)
NRV depreciation cost adjustment	-	-	-	-	-	-	-
Closing finished goods depreciation and depletion	3,776	60	3,836	1,920	1,171	-	3,091
Total production costs	$17,350	$3,344	$20,694	$14,483	$2,098	$439	$17,020

	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	97,728	105,017	202,745	105,496	107,752	9,213	222,461
Payable silver ounces	1,328,193	117,687	1,445,880	1,170,645	117,078	7,403	1,295,126

Cash costs per silver ounce	$10.64	$6.73	$10.32	$10.40	($16.82)	$49.17	$8.16
Total production costs per ounce	$13.06	$28.41	$14.31	$12.37	$17.92	$59.30	$13.14
Direct operating costs per tonne	$174.69	$91.53	$131.61	$144.31	$82.97	$167.70	$115.57
Direct costs per tonne	$205.42	$91.28	$146.30	$176.50	$81.53	$173.67	$130.38

Expressed in thousands US dollars	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total

Direct production costs per financial statements	$40,837	$30,222	$71,059	$33,072	$21,567	$8,951	$63,590
Smelting and refining costs included in net revenue	-	2,335	2,335	-	1,353	248	1,601
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Direct operating costs	48,824	29,895	78,719	44,473	24,976	8,823	78,272
Royalties	9,124	208	9,332	8,966	186	346	9,498
Special mining duty (1)	1,767	286	2,053	1,742	205	-	1,947
Direct costs	59,715	30,389	90,104	55,181	25,367	9,169	89,717
By-product gold sales	(15,978)	(33,405)	(49,383)	(15,346)	(30,265)	(8,626)	(54,237)
Opening gold inventory fair market value	1,900	4,784	6,684	735	746	1,283	2,764
Closing gold inventory fair market value	(5,368)	(240)	(5,608)	(2,127)	(3,560)	-	(5,687)
Cash costs net of by-product	40,269	1,528	41,797	38,443	(7,712)	1,826	32,557
Amortization and depletion	7,969	8,265	16,234	5,763	10,664	2,536	18,963
Share-based compensation	176	177	353	137	136	61	334
Opening finished goods depreciation and depletion	(1,965)	(635)	(2,600)	(271)	(104)	(804)	(1,179)
NRV depreciation and depletion cost adjustment	-	-	-	-	-	6	6
Closing finished goods depreciation and depletion	3,776	60	3,836	1,920	1,171	-	3,091
Total production costs	$50,225	$9,395	$59,620	$45,992	$4,155	$3,625	$53,772

	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	292,998	317,255	610,253	306,021	313,356	54,555	673,932
Payable silver ounces	3,649,209	446,487	4,095,696	3,022,531	328,522	43,050	3,394,103

Cash costs per silver ounce	$11.03	$3.42	$10.21	$12.72	($23.47)	$42.42	$9.59
Total production costs per ounce	$13.76	$21.04	$14.56	$15.22	$12.65	$84.20	$15.84
Direct operating costs per tonne	$166.64	$94.23	$128.99	$145.33	$79.70	$161.73	$116.14
Direct costs per tonne	$203.81	$95.79	$147.65	$180.32	$80.95	$168.07	$133.12

Note: Production at El Compas was suspended in August 2021.

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

Expressed in thousands US dollars	September 30, 2022				September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total

Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Closing finished goods depletion	3,776	60	3,836	1,920	1,171	-	3,091
Finished goods inventory	$21,856	$255	$22,111	$14,830	$3,477	$0	$18,307

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$14,132	$792	$14,924	$12,169	($1,969)	$364	$10,564
Operations share-based compensation	56	57	113	44	45	16	105
Corporate general and administrative	1,200	414	1,614	(781)	(389)	(79)	(1,249)
Corporate share-based compensation	405	125	530	436	216	44	697
Reclamation - amortization/accretion	64	52	116	13	11	2	26
Mine site expensed exploration	316	305	621	366	229	3	598
Intangible payments	0	(0)	(0)	61	30	6	97
Equipment loan payments	245	489	734	245	501	-	746
Capital expenditures sustaining	7,212	3,439	10,651	6,322	4,706	-	11,028
All-In-Sustaining Costs	$23,630	$5,673	$29,303	$18,875	$3,381	$357	$22,612
Growth exploration and evaluation			3,142				4,053
Growth capital expenditures			6,240				2,303
All-In-Costs			$38,685				$28,968

	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	97,728	105,017	202,745	105,496	107,752	9,213	222,461
Payable silver ounces	1,328,193	117,687	1,445,880	1,170,645	117,078	7,403	1,295,126
Silver equivalent production (ounces)	1,623,550	570,418	2,193,968	1,462,568	621,083	65,028	2,148,679

Sustaining cost per ounce	$17.79	$48.21	$20.27	$16.12	$28.88	$48.16	$17.46
All-In-costs per ounce			$26.76				$22.37

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Expressed in thousands US dollars	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$40,269	$1,528	$41,797	$38,443	($7,712)	$1,826	$32,557
Operations share-based compensation	176	177	353	137	136	61	334
Corporate general and administrative	3,668	1,445	5,113	3,026	1,504	307	4,837
Corporate share-based compensation	1,849	728	2,577	1,473	732	149	2,355
Reclamation - amortization/accretion	198	158	356	38	33	7	78
Mine site expensed exploration	1,028	863	1,891	1,360	768	198	2,326
Intangible payments	29	12	41	178	88	18	284
Equipment loan payments	736	1,466	2,202	853	1,593	-	2,446
Capital expenditures sustaining	19,908	8,653	28,561	14,222	10,806	-	25,028
All-In-Sustaining Costs	$67,861	$15,030	$82,891	$59,730	$7,949	$2,567	$70,245
Growth exploration and evaluation			8,456				11,023
Growth capital expenditures			16,778				3,737
All-In-Costs			$108,125				$85,005

	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	292,998	317,255	610,253	306,021	313,356	54,555	673,932
Payable silver ounces	3,649,209	446,487	4,095,696	3,022,531	328,522	43,050	3,394,103
Silver equivalent production (ounces)	4,524,110	1,782,740	6,306,850	3,786,186	1,882,154	384,163	6,052,503
Sustaining cost per ounce	$18.60	$33.66	$20.24	$19.76	$24.20	$59.62	$20.70
All-In-costs per ounce			$26.40				$25.04

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Capital expenditures sustaining	$10,651	$11,028	$28,561	$25,028
Growth capital expenditures	6,240	2,303	16,778	3,737
Acquisition capital expenditures	35,998	10,042	35,998	10,042
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$52,889	$23,373	$81,337	$38,807

Expressed in thousands US dollars	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Mine site expensed exploration	$621	$598	$1,891	$2,326
Growth exploration and evaluation	3,142	4,053	8,456	11,023
Total exploration and evaluation	3,763	4,651	10,347	13,349
Exploration depreciation and depletion	143	87	348	238
Exploration share-based compensation	117	(78)	328	228
Exploration and evaluation expense	$4,023	$4,660	$11,023	$13,815

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

Expressed in thousands US dollars	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$15,156	$9,354	$24,510	$9,299	$6,692	$2,648	$18,639
Smelting and refining costs included in net revenue	-	744	744	-	350	42	392
Royalties	2,762	59	2,821	2,595	48	55	2,698
Special mining duty (1)	241	(85)	156	801	(203)	-	598
Opening finished goods	(16,164)	(681)	(16,845)	(6,985)	(408)	(1,145)	(8,538)
Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Direct costs	$20,075	$9,586	$29,661	$18,620	$8,785	$1,600	$29,005

	Three Months Ended September 30, 2022			Three Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	1,332,190	126,258	1,458,448	1,174,168	123,883	7,348	1,305,399
Average realized silver price ($)	19.24	19.24	19.24	24.56	24.56	24.56	24.56
Silver value ($)	25,634,615	2,429,515	28,064,129	28,837,566	3,042,566	180,467	32,060,599

Gold production (ounces)	3,642	5,552	9,194	3,605	6,215	721	10,541
Average realized gold price ($)	1,678	1,678	1,678	1,791	1,791	1,791	1,791
Gold value ($)	6,110,595	9,315,217	15,425,812	6,456,555	11,131,065	1,291,311	18,878,931

Total metal value ($)	31,745,209	11,744,732	43,489,941	35,294,121	14,173,631	1,471,778	50,939,530
Pro-rated silver costs (%)	81%	21%	65%	82%	21%	12%	63%
Pro-rated gold costs (%)	19%	79%	35%	18%	79%	88%	37%

Pro-rated silver costs ($)	16,211	1,983	19,140	15,214	1,886	196	18,255
Pro-rated gold costs ($)	3,864	7,603	10,521	3,406	6,899	1,404	10,750

Silver co-product cash costs ($)	12.17	15.71	13.12	12.96	15.22	26.70	13.98
Gold co-product cash costs ($)	1,061	1,369	1,144	945	1,110	1,947	1,020

Expressed in thousands US dollars	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$40,837	$30,222	$71,059	$33,072	$21,567	$8,951	$63,590
Smelting and refining costs included in net revenue	-	$2,335	$2,335	-	1,353	248	1,601
Royalties	9,124	208	9,332	8,966	186	346	9,498
Special mining duty (1)	1,767	286	2,053	1,742	205	-	1,947
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	18,080	195	18,275	12,910	2,306	-	15,216
Direct costs	59,715	30,389	90,104	55,181	25,367	9,169	89,717

	Nine Months Ended September 30, 2022			Nine Months Ended September 30, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	3,660,190	472,420	4,132,610	3,031,626	350,154	45,443	3,427,223
Average realized silver price ($)	22.24	22.24	22.24	26.26	26.26	26.26	26.26
Silver value ($)	81,394,367	10,505,555	91,899,922	79,610,499	9,195,044	1,193,333	89,998,876

Gold production (ounces)	10,799	16,379	27,178	9,432	19,150	4,234	32,816
Average realized gold price ($)	1,827	1,827	1,827	1,784	1,784	1,784	1,784
Gold value ($)	19,733,100	29,929,479	49,662,578	16,826,688	34,163,600	7,553,456	58,543,744

Total metal value ($)	101,127,467	40,435,033	141,562,500	96,437,187	43,358,644	8,746,789	148,542,620
Pro-rated silver costs (%)	80%	26%	65%	83%	21%	14%	61%
Pro-rated gold costs (%)	20%	74%	35%	17%	79%	86%	39%

Pro-rated silver costs ($)	48,063	7,895	58,494	45,553	5,380	1,251	54,358
Pro-rated gold costs ($)	11,652	22,494	31,610	9,628	19,987	7,918	35,359

Silver co-product cash costs ($)	13.13	16.71	14.15	15.03	15.36	27.53	15.86
Gold co-product cash costs ($)	1,079	1,373	1,163	1,021	1,044	1,870	1,078

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share		2022			2021			2020
numbers and per share amounts	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross Sales	$40,393	$31,719	$58,394	$48,875	$34,954	$48,357	$35,093	$61,238
Smelting and refining costs included in net revenue	744	937	654	358	392	582	627	491
Total Revenue	39,649	30,782	57,740	48,517	34,562	47,775	34,466	60,747
Direct production costs	24,510	19,828	26,721	26,013	18,639	26,223	18,728	26,115
Royalties	2,821	2,194	4,317	4,285	2,698	4,340	2,460	4,434
Mine operating cash flow before taxes	12,318	8,760	26,702	18,219	13,225	17,212	13,278	30,198
Share-based compensation	113	113	127	87	105	111	118	60
Amortization and depletion	5,753	4,175	6,306	5,014	4,843	6,624	7,496	8,919
Write down on inventory	1,323	-	-	896	-	272	-	405
Mine operating earnings (loss)	$5,129	$4,472	$20,269	$12,222	$8,277	$10,205	$5,664	$20,814

Basic earnings (loss) per share	($0.01)	($0.07)	$0.07	$0.00	($0.03)	$0.04	$0.08	$0.13
Diluted earnings (loss) per share	($0.01)	($0.07)	$0.07	$0.00	($0.03)	$0.04	$0.07	$0.13
Weighted shares outstanding	189,241,367	180,974,609	171,557,220	170,518,894	170,432,326	168,383,755	159,670,842	157,536,658

Net earnings (loss)	($1,499)	($11,923)	$11,662	($471)	($4,479)	$6,656	$12,249	$19,923
Amortization and depletion	5,963	4,354	6,491	5,194	4,986	6,723	7,624	8,965
Finance costs	194	212	177	22	195	216	291	332
Current income tax	1,186	$1,325	1,015	1,005	659	1,146	671	1,937
Deferred income tax	2,053	1,752	6,222	4,992	3,017	1,116	3,127	(7,112)
NRV cost adjustment	-	-	-	-		6	-	231
EBITDA	$7,897	($4,280)	$25,567	$10,742	$4,378	$15,863	$23,962	24,276

*For Q4, 2020 write downs on inventory at period end have been shown as a separate line item in the above reconciliation.  For prior periods, it has been included as components of direct costs and amortization and depletion.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

The following table presents selected production information for each of the most recent eight quarters:

Highlights		2022			2021			2020
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	202,745	201,361	206,147	213,492	222,461	242,018	209,453	237,389
Guanaceví	97,728	94,017	101,253	108,334	105,496	111,893	88,632	106,425
Bolañitos	105,017	107,344	104,894	105,158	107,752	107,912	97,692	107,332
El Compas	-	-	-	-	9,213	22,213	23,129	23,632
Silver ounces	1,458,448	1,359,207	1,314,955	1,443,199	1,305,399	1,073,724	1,048,100	1,117,289
Guanaceví	1,332,190	1,194,150	1,133,850	1,301,941	1,174,168	939,241	918,217	991,697
Bolañitos	126,258	165,057	181,105	141,258	123,883	120,044	106,227	99,417
El Compas	-	-	-	-	7,348	14,439	23,656	26,175
Silver grade	248	246	231	235	204	163	179	169
Guanaceví	468	465	407	417	387	308	369	331
Bolañitos	43	54	61	48	41	39	38	34
El Compas	-	-	-	-	24	30	47	50
Silver recovery	90.3	85.4	85.9	89.4	89.3	84.9	86.9	86.8
Guanaceví	90.6	85.0	85.6	89.6	89.5	84.8	87.3	87.6
Bolañitos	87.0	88.6	88.0	87.0	87.2	88.7	89.0	84.7
El Compas	-	-	-	-	103.4	67.4	67.7	68.9
Gold ounces	9,194	9,289	8,695	9,387	10,541	11,166	11,109	12,586
Guanaceví	3,642	3,680	3,477	3,885	3,605	3,084	2,743	3,198
Bolañitos	5,552	5,609	5,218	5,502	6,215	6,753	6,182	6,754
El Compas	N/A	N/A	-	59	721	1,329	2,184	2,634
Gold grade	1.60	1.58	1.46	1.52	1.57	1.63	1.90	1.90
Guanaceví	1.29	1.37	1.19	1.21	1.13	0.98	1.05	1.01
Bolañitos	1.88	1.77	1.73	1.83	1.98	2.14	2.15	2.22
El Compas	-	-	-	-	1.81	2.45	4.12	4.41
Gold recovery	88.4	90.6	89.6	90.2	93.9	87.9	86.7	87.0
Guanaceví	89.9	88.9	89.8	92.2	94.1	87.5	91.7	92.5
Bolañitos	87.5	91.8	89.4	88.9	90.6	91.0	91.5	88.2
El Compas	-	-	-	-	134.5	76.0	71.3	78.6
Cash costs per oz (1)	$10.32	$10.08	$10.21	$8.65	$8.16	$13.03	$7.86	$6.83
Guanaceví	$10.64	$10.35	$12.22	$10.74	$10.40	$17.06	$11.25	$13.21
Bolañitos	$6.73	$8.01	($2.95)	($10.69)	($16.82)	($30.39)	($23.49)	($44.56)
El Compas	-	-	-	-	$49.17	$96.21	$7.77	($50.04)
AISC per oz (1)	$20.27	$19.56	$20.90	$19.48	$17.46	$25.39	$19.94	$18.52
Guanaceví	$17.79	$17.66	$20.52	$18.74	$16.12	$24.68	$19.07	$19.67
Bolañitos	$48.21	$34.10	$23.39	$27.46	$28.88	$19.56	$24.31	$16.98
El Compas	-	-	-	-	$48.16	$123.73	$36.19	($20.19)
Direct costs per tonne (1)	$146.30	$148.11	$148.53	$136.62	$130.38	$141.61	$126.23	$129.66
Guanaceví	$205.42	$201.84	$204.08	$193.87	$176.50	$193.09	$168.74	$179.34
Bolañitos	$91.28	$101.05	$94.91	$77.68	$81.53	$81.69	$79.50	$75.82
El Compas	-	-	-	-	$173.67	$173.37	$160.71	$150.52

(1) Cash cost per oz, AISC per oz and direct costs per tonne are not-IFRS measures.

(2) El Compas operations were suspended in August 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the nine months ended September 30, 2022, the average price of silver was $21.92 per ounce, with silver trading between $17.77 and $26.18 per oz based on the London Fix silver price. This compares to an average of $25.75 per oz for the nine months ended September 30, 2021, with a low of $21.53 and a high of $29.59 per oz. During the first nine months of 2022, the Company realized an average price of $22.24 per silver oz compared with $26.26 for the first nine months of 2021.

During the nine months ended September 30, 2022, the average price of gold was $1,824 per oz, with gold trading between $1,634 and $2,039 per oz based on the London Fix PM gold price. This compares to an average of $1,800 per oz during the nine months ended September 30, 2021, with a low of $1,684 and a high of $1,943 per oz. During the first nine months of 2022, the Company realized an average price of $1,827 per oz compared with $1,800 for the first nine months of 2021.

During the year ended December 31, 2021, the average price of silver was $25.14 per oz, with silver trading between $21.53 and $29.59 per oz based on the London Fix silver price. This compares to an average of $20.53 per oz for the year ended December 31, 2020, with a low of $12.01 and a high of $28.89 per oz. For the year ended December 31, 2021, the Company realized an average price of $25.22 per silver oz compared with $21.60 for the year ended December 31, 2020.

During the year ended December 31, 2021, the average price of gold was $1,799 per oz, with gold trading between $1,684 and $1,943 per oz based on the London Fix PM gold price. This compares to an average of $1,771 per oz during the year ended December 31, 2020, with a low of $1,474 and a high of $2,067 per oz. During the year ended December 31, 2021, the Company realized an average price of $1,790 per oz compared with $1,846 for the year ended December 31, 2020.

The impact of measures to combat the spread of COVID-19 on global economy resulted in significant volatility in the financial markets, including the gold and silver market in March 2020. During March 2020, silver prices capitulated on expectations of a global recession with the expectation of reduced industrial demand, then subsequently significantly rebounded as investment demand increased due to the monetary aspects of silver, rising demand as a "green" metal and rising geopolitical tension. Government signals of higher interest rates to offset inflation concerns impacted the price of silver in the second half of 2021 and throughout 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During the nine months ended September 30, 2022, the Mexican peso was relatively flat and has maintained its strength in comparison with the U.S. dollar. The average foreign exchange rate was $20.25 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.52 to $21.35. This compares to an average of $20.12, with a range of $19.61 to $21.42 Mexican pesos per U.S. dollar in the first nine months of 2021.

During the year ended December 31, 2021, the Mexican peso was relatively flat.  The average foreign exchange rate was $20.27 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.61 to $21.90. This compares to an average of $21.48, with a range of $18.53 to $25.00 Mexican pesos per U.S. dollar in 2020.

During the year ended December 31, 2020, the Mexican peso was relatively flat until a significant decrease in oil prices followed by the COVID-19 crisis in March 2020 when the Mexican peso significantly depreciated against the U.S. dollar as funds flowed to safe haven markets and assets.  Subsequently, the Mexican peso gradually appreciated against the U.S. dollar back to levels slightly lower than pre-crisis levels as investment risk was re-established.

During the first six months of 2022, the Canadian dollar was relatively flat but weakened in Q3, 2022. The average foreign exchange rate was $1.283 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.25 to $1.374. This compares to an average of $1.251, with a range of $1.205 to $1.286 Canadian dollars per U.S. dollar in first nine months of 2021.

During the year ended December 31, 2021, the Canadian dollar was relatively flat although it initially appreciated compared to the U.S. dollar with the strengthening of oil prices and then weakened again towards the end of the year. During 2021, the average foreign exchange rate was $1.253 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.204 to $1.292. This compares to an average of $1.3409, with a range of $1.272 to $1.453 Canadian dollars per U.S. dollar during 2020.

During the year ended December 31, 2020, the Canadian dollar was flat until a significant decrease in oil prices and then the COVID-19 crisis in March 2020 when the Canadian dollar significantly depreciated against the U.S. dollar as funds invested in safe haven markets and assets. Subsequently, the Canadian dollar gradually appreciated against the U.S. dollar back to levels slightly lower than pre-crisis levels as investment risk was re-established.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

Cost Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. During first nine of 2022, mining, processing and indirect costs all increased due to inflationary and industry cost pressures.

ANNUAL OUTLOOK

Production

The Company increased the consolidated production guidance range to 7.6 to 8.0 million oz silver equivalents from the initial forecast of 6.7 – 7.6 million oz.  The updates to the full year 2022 consolidated production are driven by strong performance and higher silver and gold grades at Guanacevi, while production at Bolañitos remains similar as originally planned.

In 2022, silver production is expected to range from 4.9 to 5.1 million oz and gold production is expected to range from 34,000 to 36,000 oz. Silver equivalent production is forecasted to total 7.6 to 8.0 million oz using an 80:1 silver:gold ratio.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/ Day (tpd)
Guanaceví	4.3-4.5	13.0 -14.0	5.3-5.6	1,100-1,200
Bolañitos	0.6-0.6	21.0-22.0	2.3-2.4	1,000-1,200
Total	4.9-5.1	34.0 -36.0	7.6-8.0	2,100-2,400

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

At Guanaceví, throughput has been 1,079 tpd compared to the guided throughput range of 1,100 tpd to 1,200 tpd. The lower than planned throughput was due to the installation of a new cone crusher and repairs of processing tanks in the first half of the year. Management expects to meet plant capacity in the second half of the year. As planned, a significant portion of production is mined from the Porvenir Cuatro extension on the El Curso concessions.  The El Curso concessions were leased from a third party with no up-front costs but with significant royalty payments on production.  The El Curso ore grades have continued to exceed estimates resulting in higher grade ore milled.  Ore grades are expected to be slightly lower than the grades reported for the first half of 2022 but remain above initial plan.

Operating Costs

In 2022, cash costs, net of gold by-product credits, were budgeted to be $9.00-$10.00 per oz of silver produced.  Consolidated cash costs on a co-product basis are anticipated to be $13.00-$14.00 per oz silver and $1,100-$1,200 per oz gold.

AISC, net of gold by-product credits, in accordance with the World Gold Council standard, were estimated to be $20.00-$21.00 per oz of silver produced.  When non-cash items such as stock-based compensation and accretion are excluded, AISC are forecasted to be in the $19.00-$20.00 range.

Direct operating costs per tonne were estimated to be $95-$100 with inflationary pressures expected to continue in 2022.  Direct costs, which include royalties and special mining duties are estimated to be in the range of $120-$125 per tonne.

Direct operating costs per tonne were expected to increase in 2022, primarily due to the impact of inflation on power costs, reagent costs and salaries as well as higher estimated royalty and mining duty payments.  Inflationary pressures have been greater than estimated resulting in operating costs being higher than budgeted. The higher ore grades have offset the increased operating cost per tonne resulting costs metric on a per ounce basis to slightly exceed the high-end range of guidance. Management estimates the costs on a per ounce basis will be near the high-end range of guidance for the year.

Management made the following assumptions in calculating its 2022 cost forecasts: $22 per oz silver price, $1,760 per oz gold price and 20:1 Mexican peso to U.S. dollar exchange rate.

Sustaining Capital Investments

In 2022, Endeavour's preliminary plan was to invest $34.3 million in sustaining capital, including $32.6 million at its two operating mines and $1.7 million to maintain the exploration concessions and cover corporate infrastructure.  Inflationary pressures have been greater than estimated and sustaining capital is anticipated to be higher. At current metal prices, the sustaining capital investments should be covered by operating cash flow.

Pitarrilla Acquisition

On January 17, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project, a large undeveloped silver, lead, and zinc project, located in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. for a total consideration of US$70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR Mining and as agreed to by the Company) and a 1.25% net smelter returns royalty. SSR Mining retains a 1.25% NSR Royalty in Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR Mining proposes to sell it. The acquisition was completed on July 6, 2022.

Total consideration paid included 8,577,380 shares of the Company issued on July 6, 2022 and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25,590 at CAN$3.89 per share. The deemed value of the common shares issued, at the time of agreement was $34.9 million.  The shares are subject to a hold period of four months and one day following the date of closing. The shares are subject to a hold period of four months and one day following the date of closing.

Management plans to invest $1.8 million to verify the historical data and define a current resource in 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

Development Investment and Expenditures

At Terronera, budgeted expenditures are $41.0 million for 2022 to continue with final detailed engineering, mine portal development, road construction, earth works, a permanent camp, critical contracts and procurement of long lead items.  The Company intends to make a formal construction decision, subject to completions of a financing package and receipt of amended permits, in the coming months.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased from $103.3 million at December 31, 2021 to $69.2 million at September 30, 2022.  The Company had working capital of $101.6 million at September 30, 2022 (December 31, 2021 – $121.2 million).  The $19.6 million decrease in working capital is primarily due to the net proceeds of an equity offering of $43.1 million and $1.6 million provided from exercise of options, offset by $45.3 million invested in property, plant and equipment, $36.0 million paid for the acquisition of Pitarrilla, $2.1 million for the purchase of other investments, $3.7 million in loan and lease payments, $2.9 million for the withholding taxes on the settlement of performance share units and an increase in non-cash working capital of $20.9 million.

Operating activities provided $10.6 million during the first nine months of 2022 compared to providing $5.4 million in same period of 2021.  The significant non-cash adjustments to the net loss of $1.8 million (2021 - net earnings of $14.4 million) were amortization and depletion of $16.8 million (2021 - $19.3 million), share-based compensation of $3.3 million (2021 - $2.9 million), a deferred income tax expense of $10.0 million (2021 - $7.2 million), finance costs of $0.9 million (2021 - $0.7 million), a loss on other investments of $3.4 million (2021 - gain on other investments of $0.8 million), write off of exploration properties $0.5 million (2021 - $Nil), a gain on the disposal of the El Compas mine of $2.8 million (2021 - gain on disposal of the El Cubo mine and equipment of $5.8 million), a write down of warehouse inventory to net realizable value of $1.3 million (2021 - $Nil) and an increase in non-cash working capital of $21.0 million (2021 - $16.2 million). During 2021 there was also an impairment reversal of non-current assets of $16.8 million of the El Cubo mine and equipment upon reclassification as held for sale.  The increase in non-cash working capital is primarily a result of an increase in the carrying cost of inventories of $9.0 million, an increase in prepaid expenses of $6.3 million and a decrease in accounts payable and accrued liabilities of $3.3 million.

The Company's Mexican subsidiaries pay Impuesto al Valor Agregado ("IVA") on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Investing activities during first nine months of 2022 used net cash of $83.2 million compared to using net cash of $22.8 million in the same period in 2021.  Capital investments totaled $81.3 million in property, plant and equipment during first nine months of 2022 compared to $38.8 million in the same period in 2021.  The capital investments were for sustaining capital at existing operations, for development capital at the Terronera Project and $36.0 million used for the acquisition of Pitarrilla.  The Company used $2.1 million for investments in marketable securities during the first nine months of 2022 compared to generating net $8.5 million on the sale and purchase of marketable securities in the same period in 2021 and received cash of $0.3 million on the sale of the El Compas mine compared to receiving $7.5 million in 2021 on sale of the El Cubo mine.

Total investment in property, plant and equipment for the first nine months totaled $113.9 million including total consideration of $61.6 million for the acquisition of the Pitarrilla project. At Guanaceví, the Company invested $19.9 million, with $13.2 million spent on 3.6 km of mine development and acquired $2.8 million of mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, including $0.9 million on building and $2.8 million on plant upgrades, mine site improvements and the tailings facility and $0.2 million on office, building infrastructure and light vehicles.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

At Bolañitos, the Company invested $8.7 million, with $6.8 million spent on 4.3 km of mine development and acquired $1.2million of mobile equipment.  The Company continued to invest in upgrades for the plant and surrounding infrastructure, totaling $0.4 million and $0.2 million on office, building infrastructure and light vehicles.

At Terronera, the Company invested $22.7 million, with $11.5 million spent on land payments and preliminary development, $10.6 million in mobile equipment and $0.6 million on light vehicles, office and IT infrastructure.

Exploration and general and administrative investments were $1.0 million spent on holding costs, mobile equipment, office, building infrastructure and light vehicles.

Financing activities for the first nine months of the 2022 increased cash by $38.5 million, compared to increasing cash by $57.5 million in the same period in 2021.  During the nine months ended September 30, 2022 the Company received gross proceeds of $46.0 million through a prospectus equity offering, paid $2.9 million in share issuance costs, received $1.6 million on the exercise of employee stock options, paid $4.3 million in interest and principal repayments on loans and leases and paid $1.9 million on redemption of performance share units.  By comparison, during the same period in 2021, the Company raised gross proceeds through an ATM financing of $60.0 million, paid $1.3 million in share issue costs, received $4.6 million on the exercise of employee options and paid $3.4 million in interest and principal repayments on loans and leases and paid $2.4 million on redemption of performance share units.

On March 22, 2022, the Company completed a prospectus equity financing with the offering co-led by BMO Capital Markets and PI Financial Corp., together with a syndicate of underwriters consisting of CIBC World Markets Inc., B. Riley Securities Inc., and H.C. Wainwright & Co., LLC. The Company issued a total of 9,293,150 common shares at a price of $4.95 per share for aggregate gross proceeds of $46 million, less commission of $2.5 million and recognized $0.3 million of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital.  The Company used the net proceeds of the offering of $43.2 million to pay the $35 million cash consideration payable to SSR on completion of the Company's acquisition of the Pitarrilla project in Durango State, Mexico and the remainder for the Company's general corporate purposes and working capital.

The net proceeds have been used as follows:

Use of proceeds (thousands)
Net proceeds received	$43,189
Pitarrilla acquisition - cash payment	(35,000)
Allocated to working capital	$8,189

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2022 capital requirements and meet its short-term obligations. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a Mexican peso ("MXN") 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 32

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.1 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.1 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 16.1 million ($0.8 million) and inflationary charges of MXN 24.0 million ($1.2 million) has accumulated.

Included in the Company's consolidated financial statements are net assets of $964,000 held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $964,000 in a prior year.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court and Supreme Court of Justice, against the June 2016 tax assessment has been rejected.  The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value-added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA refunded on these supplier payments.  In the Company's judgement, the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($0.5 million) and inflationary charges of MXN 1.6 million ($0.1 million) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that of these uncertainties may be resolved unfavorably for the Company.

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Capital Requirements

As of September 30, 2022, the Company held $69.2 million in cash and $101.67 million in working capital.

The Company may be required to raise additional funds through future debt or equity financings in order to finance the development of the Terronera Project and may need to raise additional funds to carry out other business plans.  The Company will continue to monitor capital markets, economic conditions, the COVID-19 global pandemic and assess its short term and long term capital needs.

See Annual Outlook on page 29 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following undiscounted contractual obligations at September 30, 2022:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Capital asset purchases	$24,250	$24,250	$-	$-	$-
Loans payable	15,229	6,390	7,242	1,597	-
Lease liabilities	1,008	200	343	327	138
Other contracts(1)	674	150	217	217	90
Other Long-Term Liabilities (2)	10,708	-	-	2,096	8,612
Total	$51,869	$30,990	$7,802	$4,237	$8,840

(1) Other contracts consist of office premises operating costs and short-term leases.

(2) The $10,708 of other long-term liabilities is the undiscounted cost estimate to settle the Company's reclamation costs of the Guanacevi and Bolañitos mines in Mexico.  These costs include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

TRANSACTIONS WITH RELATED PARTIES

The Company previously shared common administrative services and office space with Aztec Metals Corp., which was considered a related party company by virtue of Bradford Cooke, the Company's former Executive Chairman, being a common director.  From time to time, the Company incurred third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $Nil and $9,000 for the three and nine months ended September 30, 2022 (September 30, 2021 - $1,000 and $3,000 respectively).  The Company had no receivable related to administration costs outstanding as at September 30, 2022 (December 31, 2021 - $1,000).

The Company was charged $57,000 and $402,000 for legal services for the three and nine months ended September 30, 2022 by a law firm in which the Company's corporate secretary is a partner (September 30, 2021 - $45,000 and $237,000).  The Company has $27,000 payable to the law firm as at September 30, 2022 (December 31, 2021 - $5,000).

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FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at September 30, 2022, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$69,193	$69,193	$69,193
Other investments	10,139	-	10,139	10,139
Trade receivables	3,591	-	3,591	3,591
Other receivables	-	7,710	7,710	7,710
Loan receivable	-	3,632	3,632	3,632
Total financial assets	$13,730	$80,535	$94,265	$94,265

Financial liabilities:
Accounts payable and accrued liabilities	$3,269	$24,471	$27,740	$27,740
Loans payable	-	14,033	14,033	14,033
Total financial liabilities	$3,269	$38,504	$41,773	$41,773

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by no or little market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities as at September 30, 2022 that measured at fair value on a recurring basis include:

As at September 30, 2022
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$10,139	$9,652	$-	$487
Trade receivables	3,591	-	3,591	-
Total financial assets	$13,730	$9,652	$3,591	$487

Liabilities:
Deferred share units	$3,161	$3,161	$-	$-
Share appreciation rights	$108	$-	$108	$-
Total financial liabilities	$3,269	$3,161	$108	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy.  The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  For Level 3 investments, which consist of share purchase warrants where inputs are not observable, they have an estimated value determined by using an option pricing model.  Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 35

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy.  The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy.  The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable.  Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.  Trade receivables are generated on the sale of concentrate inventory to reputable metal traders. The loan receivable is related to the remaining proceeds for the sale of the El Compas mine to Grupo ROSGO.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirement and development plans.  The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 36

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates impact the value of cash equivalents.  As at September 30, 2022 the Company has $0.9 million in equipment loans with interest rates that are linked to Libor and, with other variables unchanged, a 1% increase in the Libor rate would result in an additional interest expense of $9,000.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  At September 30, 2022, there are 4,533 oz of silver and 2,281 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at September 30, 2022, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.5 million.

OUTSTANDING SHARE DATA

As of November 3, 2022, the Company had the following securities issued and issuable and outstanding:

  189,989,563 common shares;
  3,937,030 common shares issuable under stock options with a weighted average exercise price of CAD$4.11 per share expiring between May 3, 2023 and March 24, 2027;
  1,158,000 performance share units with a weighted average grant price of CAD$3.89 vesting between March 1, 2023 and March 23, 2025; and
  101,115 equity settled deferred share units with a weighted average grant prices of CAD$6.06 which are vested.

As at September 30, 2022, the Company's issued share capital was $657.8 million (December 31, 2021 - $585.4 million), representing 189,989,563 common shares (December 31, 2021 - 170,537,307), and the Company had options outstanding to purchase 3,937,030 common shares (December 31, 2021 - 3,848,200) with a weighted average exercise price of CAD$4.11 (December 31, 2021 - CAD$3.68).

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

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CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The accounting policies applied in the Company's condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2021 except for the following:

Property, Plant and Equipment: Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date was for annual periods beginning on or after January 1, 2022 and the Company adopted the policy effective January 1, 2022.  As of September 30, 2022, these amendments did not affect our condensed consolidated interim financial statements as no amounts have been received from selling items produced while preparing assets for their intended use.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management's judgment relate to the determination of mineralized reserves and resources, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2021 for a detailed discussion of the areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the design of the Company’s disclosure controls and procedures.  Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three and nine months ended September 30, 2022 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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